425 under the Securities Act of 1933 and deemed filed
          pursuant to Rule 14a-12 under the Securities Exchange Act of
                                      1934
                           Subject Company: AT&T Corp.
                          Commission File No. 001-01105



Planned distribution to all AT&T Corp. U.S.-based employees on Thursday, May 23,2002

--------------------------------------------------------------------------------


                       Proposed Reverse Stock Split Impact
                             On AT&T Employee Plans



On Tuesday, May 14, 2002, AT&T filed a proxy statement, seeking shareholder approval for the AT&T Broadband - Comcast merger, with the U.S. Securities & Exchange Commission. Included in the proxy statement is an AT&T Board of Directors' proposal to effect a one-for-five reverse stock split of AT&T common stock at the discretion of the Board.

This action is tied to a major restructuring program for one of the largest companies in the United States. We believe that an adjustment to AT&T's stock price and shares outstanding makes sense given the significant restructuring that has taken place within the company. With shareholder approval of the reverse stock split, AT&T would have about one billion shares outstanding - about the same number as five years ago, prior to the shares issued in connection with the cable acquisitions.

AT&T has undertaken several significant initiatives, including the split-off of AT&T Wireless and the proposed merger of AT&T Broadband and Comcast to create AT&T Comcast. The value received by shareholders through these various distributions has the effect of reducing the stock price (but not the actual shares outstanding) of AT&T Common Stock. The intention of the reverse stock split is to bring the price of AT&T more in line with other companies within the Dow Index and S&P 500 as well as other New York Stock Exchange companies.

It is important to note: there is no change to the ownership interest of the holdings or to the dividends paid to investors as a direct result of the reverse split. A good analogy: if a person goes to the bank to withdraw $100, does he/she ask for twenty $5 bills, or five $20 bills? Either way, the total value is the same.

The reverse stock split would work as follows: each holder of five shares of AT&T common stock ("Old AT&T Common Stock") would become the holder of one share of AT&T common stock ("New AT&T Common Stock"). The total value immediately and before the split would remain approximately the same. However, after the reverse split, each individual share would now represent approximately five shares prior to the split. For any fractional shares that result from the reverse stock split action, shareholders would receive cash.

If shareowners approve this proposal, all shares of AT&T common stock would be included in this reverse split. This includes shares held in the AT&T employee plans such as AT&T Savings Plans, the AT&T Employee Stock Purchase Plan, and the AT&T Long Term Incentive Program. The total value immediately before and after the split of what an employee holds in each plan would remain approximately the same. Regarding the AT&T Long Term Incentive Program, the grant prices of outstanding stock options also will be adjusted at the time of the reverse stock split action.

As more information becomes available, we will provide updates in ESAP.